WORK Medical Technology Group LTD

June 30, 2023

Via EDGAR

Division of Corporation Finance

Office of Industrial Applications and Services

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Attention:	Michael Fay
Daniel Gordon
Margaret Schwartz
Katherine Bagley

Re:	WORK Medical Technology Group LTD
Registration Statement on Form F-1 Amendment
Filed on May 30, 2023
File No. 333-271474

Ladies and Gentlemen:

This letter is in response to the letter dated June 7, 2023, from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) addressed to WORK Medical Technology Group LTD (the “Company,” “we” and “our”). For the purpose of the Registration Statement on Form F-1 Amendment and this letter, references to “the Group” are to the Company, its British Virgin Islands subsidiary and its PRC subsidiaries, including Work (Hangzhou) Medical Treatment Technology Co., Ltd., Shanghai Saitumofei Medical Treatment Technology Co., Ltd., Hunan Saitumofei Medical Treatment Technology Co., Ltd., Hangzhou Woli Medical Treatment Technology Co., Ltd., Hangzhou Shanyou Medical Equipment Co., Ltd., Shanghai Chuqiang Medical Equipment Co., Ltd., Hangzhou Hanshi Medical Equipment Co., Ltd., and Hangzhou Youshunhe Technology Co., Ltd., collectively. For ease of reference, we have recited the Commission’s comments in this response and numbered them accordingly. An amended Registration Statement on Form F-1 (the “Amendment No. 2 to Registration Statement on Form F-1”) is being submitted to accompany this letter.

Amendment No. 1 to Registration Statement on Form F-1 filed on May 30, 2023

Risk Factors

“The PRC subsidiaries are subject to a variety of construction laws . . .”, page 43

1. We note your amended disclosure that “as to the production lines of Hangzhou Shanyou, it did not obtain a construction license prior to the commencement of construction nor undergone the completion inspection and acceptance nor prepared the Inspection and Acceptance Reports of Construction for the records of the competent authorities, therefore, Hangzhou Shanyou could be fined.” Please quantify these potential fines, if estimable and material. Make conforming changes as appropriate throughout your risk factor disclosure, where you disclose that your subsidiaries are not in compliance with current laws and regulations.

In response to the Staff’s comment, we respectfully advise the Staff that we have revised the disclosures on page 43 to include the potential fines with respect to Hangzhou Shanyou’s failure to obtain a construction license prior to the commencement of construction and its failure to obtain the completion inspection and acceptance and prepare the Inspection and Acceptance Reports of Construction for the records of the competent authorities.

We further advise the Staff that we have quantified the potential fines on pages 42 and 43, where we disclose that Hangzhou Shanyou is not in compliance with current laws and regulations of environmental protection and fire protection.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

General and administrative expenses, page 65

2. You disclose that your PRC subsidiaries could not collect timely payments from some of their customers due to the lack of working capital for the year ended September 30, 2022. Please amend your filing to disclose whether you expect this trend to continue in future periods, and amend your risk factor disclosure to describe the risks related to your PRC subsidiaries being unable to collect timely payments in future financial periods, if applicable.

In response to the Staff’s comments, we revised the disclosures on page 65 and provided a risk factor on page 45 to describe the risks that we cannot assure that our PRC subsidiaries may be able collect timely payments in future financial periods as expected.

Liquidity and Capital Resources, page 66

3. We have reviewed your response to prior comment 1 and note $1,914,900 of accounts receivable have been subsequently collected in cash. For the remaining amounts outstanding at September 30, 2022 and not subsequently collected in cash as of May 31, 2023, disclose this amount and whether any of it has been recorded as bad debt. For any amounts not subsequently collected in cash or recorded as bad debt as of May 31, 2023, disclose this amount and the reason you have not recorded bad debt expense.

In response to the Staff’s comments, we revised the disclosures on page 66. We respectfully advise the Staff that the remaining amount outstanding at September 30, 2022 and not subsequently collected in cash as of May 31, 2023 was approximately $2,698,579, from which amount, $1,336,809 has been recorded as bad debt and the net accounts receivable was $1,361,770. The Group expected to collect approximately 50% of above $2,698,579 outstanding accounts receivable before July 31, 2023. As a result, the bad debt provision of the above outstanding accounts receivable as of September 30, 2022 shall be sufficient and we believe making additional bad debt provision will not be necessary given our estimation of collectability.

4. We have reviewed your revised disclosure in response to prior comment 2 and note the credit period varies among different customers and does not exceed one year. Please revise your revenue recognition accounting policy to disclose with more specificity the different payment terms you offer your customers. In addition, you set forth in your response that your PRC subsidiaries could not collect timely payments from some of their customers due to the customers’ lack of working capital. Please explain to us how you assessed collectability, and concluded that the criterion in ASC 606-10-25-1(e) was met, in order to initially record revenue for these outstanding amounts.

In response to the Staff’s comments, we revised the disclosures on page F-12. Pursuant to the requirements under ASC 606-10-25-1(e), the Company concluded that the collectability of the full consideration is probable for revenue recognized during the years ended September 30, 2022 and 2021.

Consolidated Financial Statements

16. Commitments and Contingencies, page F-26

5. We note the risk factor on page 43 which sets forth that certain authorities and departments “shall” fine you under the circumstances outlined in your disclosure. Please tell us whether any amount of this fine is probable and estimable, and explain to us the basis for your determination. In addition, tell us the consideration you have given to disclosing these potential fines either under this contingencies footnote or the subsequent events footnote.

We respectfully advise the Staff that the management believes the possibility of being fined is relatively low, since we have not been subject to such fine historically, and the estimated maximum fine amount is immaterial (less than 1% of our revenue in the fiscal year ended September 30, 2022). Since we have disclosed the related potential fine amount in the Risk Factors section, the Company considers it unnecessary to disclose such information under contingencies footnote or the subsequent events footnote.

In responding to your comments, the Company acknowledges that:

●	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to call our counsel, Ying Li, Esq., of Hunter Taubman Fischer & Li LLC, at (212) 530-2206.

Very truly yours,

/s/ Shuang Wu
Name:	Shuang Wu
Title:	Chief Executive Officer, Director, and Chairman of the Board of Directors

cc: Ying Li, Esq.

Hunter Taubman Fischer & Li LLC

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